Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Six Months Ended June 30, 2007
Earnings:
Loss from continuing operations before income tax expense (1) (2)	$(195)
Adjustments:
Fixed charges added to earnings	53
Dividends from equity affiliates	1
Amortization of capitalized interest	7

$(134)

Fixed Charges:
Net interest expense (3)	49
Portion of rental expense representative of interest	4

Fixed charges added to earnings	53
Capitalized interest	25

$78

Ratio of earnings to fixed charges	(1.7)

(1)	Loss from continuing operations before income tax expense, minority interest and equity income of affiliates.
(2)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.
(3)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.